OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

The Chalone Wine Group, Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

157639105

(Cusip Number)

Phyllis S. Hojel
c/o HM International, Inc.
5810 East Skelly Drive, Suite 1000
Tulsa, Oklahoma 74135-6403
(918) 664-1914

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 157639105			Page 2 of 8

1.	Name of Reporting Person: GHA 1 Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,218,154

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,218,154

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,218,154

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 18.4%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 157639105			Page 3 of 8

1.	Name of Reporting Person: SFI Intermediate Ltd		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,151,659

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,151,659

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,151,659

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 17.8%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 157639105			Page 4 of 8

1.	Name of Reporting Person: Phyllis S. Hojel		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,218,154

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,218,154

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,218,154

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 18.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 157639105	Page 5 of 8

INTRODUCTION

     This Amendment No. 10 amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 13, 1997 by GHA 1 Holdings, Inc., a Delaware corporation (“GHA”), SFI Intermediate Ltd., a Texas limited partnership (“SFI”), and Phyllis S. Hojel, as previously amended (the “Statement”), with respect to the common stock, no par value, of The Chalone Wine Group, Ltd., a California corporation. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to such statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.

Item 1. Security and Issuer.

     This statement relates to the Common Stock, no par value (“Common Stock”), of The Chalone Wine Group, Ltd., a California corporation (the “Company”). The address of the principal executive office of the Company is 621 Airpark Road, Napa, California 94585-6272.

Item 2. Identity and Background.

     Response unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

     Response unchanged.

Item 4. Purpose of Transaction.

     Item 4 of this Statement is hereby supplemented and amended as follows:

     Effective as of May 17, 2004, SFI entered into a Termination of Voting Agreement (the “Termination Agreement”) with Domaines Barons de Rothschild (Lafite) (“DBR”) pursuant to which DBR and SFI terminated the Voting Agreement, dated August 31, 2001 (the “Voting Agreement”), that was previously in effect with respect to their respective holdings of Common Stock. As a result of the termination of the Voting Agreement, the reporting persons do not have any understanding or agreement with DBR as to the voting or disposition of the shares of Common Stock held by them. In addition, the reporting persons are no longer part of a “group” that includes DBR within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”).

     The reporting persons are continuing to review their investments in the Company and are participating, in coordination with management of the Company, in a strategic review of the Company’s operations, capitalization, opportunities and competitive positions. Based upon such review, the reporting persons may consider and support a

CUSIP No. 157639105	Page 6 of 8

variety of transactions, including refinancings, disposal of non-core assets, joint ventures, recapitalizations or other transactions that could alter the capital structure of the Company or expand or contract its business. In addition, the reporting persons may alone or together with others acquire additional securities of the Company by way of open market purchases or otherwise. The reporting persons may also sell some or all of their shares of Common Stock.

     Except as stated above, the reporting persons do not have any present plans or proposals which relate to or would result in any of the transactions described in Subparagraph (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) As a result of the termination of the Voting Agreement, the reporting persons will no longer be deemed to be a member of a “group” that includes DBR within the meaning of Rule 13d-5(b)(1) under the Exchange Act. Accordingly, the references to DBR contained in Item 5(a) of Amendment No. 9 to this Statement are hereby deleted.

     (b) Item 5(b) of this Statement is hereby amended so that it reads as follows:

     SFI has sole voting power and dispositive power with respect to all shares of Common Stock it beneficially owns. By virtue of its status as general partner of SFI, GHA may also be deemed to have sole voting and dispositive power with respect to such shares and with respect to the 66,495 additional shares of Common Stock that it is deemed to beneficially own through its status as general partner of HC Holding, which directly owns such 66,495 shares. By virtue of being the sole stockholder, director and officer of GHA, Mrs. Hojel may also be deemed to have sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by GHA.

     (c) The reporting persons have not acquired any shares of Common Stock in the past sixty days, or since the most recent filing of the Schedule 13D, whichever is less.

     (d) Response unchanged.

     (e) Response unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of this Statement is hereby supplemented as follows:

     Effective as of May 17, 2004, SFI and DBR entered into the Termination Agreement, pursuant to which they terminated the Voting Agreement and any informal arrangements that SFI and DBR may have relating to their respective holdings of Common

CUSIP No. 157639105	Page 7 of 8

Stock. As described in Amendment No. 9 to this Statement, in addition to the Voting Agreement, the reporting persons and DBR previously had an informal understanding that any open market purchase or sales of shares of Common Stock that they may effect will be coordinated, so that the reporting persons and DBR will preserve their relative ownership positions as to the Common Stock. The reporting persons no longer have any understanding or agreement with DBR as to the voting or disposition of the shares of Common Stock held by them.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1 – Termination of Voting Agreement, dated as of May 17, 2004 by and between SFI and DBR.

CUSIP No. 157639105	Page 8 of 8

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2004

GHA 1 HOLDINGS, INC.

By:	/s/ Phyllis S. Hojel
Name:	Phyllis S. Hojel
Title:	President and Secretary

SFI INTERMEDIATE LTD.

By: GHA I HOLDINGS, INC. General Partner

By:	/s/ Phyllis S. Hojel
Name:	Phyllis S. Hojel
Title:	President and Secretary

/s/ Phyllis S. Hojel
Name:	Phyllis S. Hojel